Helus Pharma Appoints Michael Cola as Chief Executive Officer to Lead Next Phase of Scale and Execution

•Former President of Shire PLC’s (“Shire”) Specialty Pharmaceutical business, with more than 30 years of experience across neuroscience, rare disease, and specialty pharmaceuticals, including senior leadership roles at Astra-Merck and AstraZeneca PLC
•Proven leader in late-stage clinical development, global commercialization, and capital formation across central nervous system (“CNS”) programs
•Appointed as Helus Pharma advances its pipeline toward key clinical milestones, including expected Phase 2 data for HLP004 this quarter and Phase 3 topline data for HLP003 later this year

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to it short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

BOSTON & TORONTO – February 10, 2026 - Helus PharmaTM (“Helus”) (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced the appointment of Michael Cola as Chief Executive Officer, effective immediately.

Mr. Cola’s appointment comes at a pivotal moment as Helus advances its pipeline of next-generation mental health therapies toward key clinical and corporate value-inflection milestones, including the expected release of Phase 2 data for HLP004 this quarter and Phase 3 topline data for HLP003 in Q4 2026. In parallel, Helus continues to build a broad and defensible intellectual property estate spanning its multi-asset pipeline, with more than 350 patent applications filed globally and over 100 patents granted. The Company is advancing differentiated programs designed to address serious mental health disorders. With the transition from early clinical development to later-stage execution underway, the Company is increasingly focused on global regulatory engagement and long-term commercial planning. This evolution underscores the importance of experienced leadership across drug development, capital formation, and global scale-up.

“Michael brings a rare combination of deep neuroscience expertise, global commercialization experience, and proven capital markets leadership,” said co-founder and Executive Chairman Eric So. “As Helus advances its differentiated mental health pipeline, his track record of building first-in-class CNS franchises and scaling global organizations makes him uniquely suited to lead Helus as we work to translate our science into meaningful therapies for patients and long-term value for shareholders.”

With more than 30 years of experience across neuroscience, rare disease, and specialty pharmaceuticals, Mr. Cola brings deep expertise in guiding innovative CNS assets through development and into global markets, building high-performance organizations, and creating long-term shareholder value. His career spans senior leadership roles across R&D, commercialization, corporate strategy, and capital formation, positioning him to lead Helus through its next phase of growth.

“I am honored to join Helus at this pivotal and energizing moment,” said Mr. Cola. “With highly differentiated HLP003 clinical data already in hand and a robust pipeline of novel compounds in development, Helus is uniquely positioned to advance a new paradigm in the treatment of serious mental health disorders. I’m excited to work alongside the Board and the Helus team to build on this foundation and translate scientific progress into lasting patient and shareholder impact.”

As President of Shire’s Specialty Pharmaceutical business, Mr. Cola helped transform the company into a global CNS leader, launching and scaling breakthrough therapies, including building Vyvanse into a multi-billion-dollar franchise, and contributing to Shire’s growth from a $5 billion to a $20 billion market-capitalization, helping position the company for its subsequent $62 billion acquisition by Takeda, one of the largest pharmaceutical acquisitions in the industry. Earlier in his career, Mr. Cola was one of the founding hires at Merck selected to help create Astra-Merck, one of the most successful pharmaceutical spinouts, formed to commercialize Prilosec, a franchise that at one point generated more than $6 billion in annual revenue. He later held senior leadership roles at AstraZeneca PLC supporting the lifecycle expansion of Prilosec and the transition to Nexium.

More recently, Mr. Cola served as President and CEO of Avalo Therapeutics, Inc., where he led the transition to a rare disease and genomic medicine focus, licensed first-in-class clinical-stage assets, and raised significant funding. He has also served in senior board leadership roles, including as Chairman of Phathom Pharmaceuticals, Inc. and as a former board member of Sage Therapeutics, Inc., supporting organizations through clinical inflection points and commercial launches.

Mr. Cola holds a B.A. in Biology from Ursinus College, an M.S. in Biomedical Science and Engineering from Drexel University and studied Bioengineering at the University of Pennsylvania, where he also worked as a biomedical engineer at its affiliated hospital.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc., founded in 2019 (the “Company”), is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Cybin Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectation to meaningfully advance the treatment of serious mental health disorders; the ability of the Company’s NSAs to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions; the release Phase 2 data for HLP004 in the first quarter of 2026 and Phase 3 topline data for HLP003 in the fourth quarter of 2026; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562